UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

KONTRON MOBILE COMPUTING, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

KAC ACQUISITION CORP.

KONTRON AG

(NAMES OF FILING PERSONS (OFFERORS))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

31659P-10-3

(CUSIP NUMBER OF CLASS OF SECURITIES)

HANNES NIEDERHAUSER

CHAIRMAN OF THE BOARD

KONTRON AG

OSKAR-VON-MILLER-STRASSE 1

D-85386 ECHING, GERMANY

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO

RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

NORMAN L. SMITH, ESQ.

SOLOMON WARD SEIDENWURM & SMITH, LLP

401 B STREET, SUITE 1200

SAN DIEGO, CA 92101

(619) 231-0303

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$6,199,711	$760.20

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 11,272,202 shares of common stock, par value $0.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., at a purchase price of $0.55 per Share, net to the seller in cash. Such number of Shares is based on information received from Kontron Mobile Computing, Inc. and assumes (i) 7,258,434 Shares outstanding (excluding Shares already held by Kontron AG) as of May 3, 2004 and (ii) exercise of 4,013,768 outstanding options and warrants that are exercisable as of June 15, 2004 and may be exercised prior to the expiration of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 of 2004 issued by the Securities and Exchange Commission on January 26, 2004.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $760.20	FILING PARTY: Kontron AG
FORM: Schedule TO-T and TO-T/A	DATE FILED: June 15, 2004 and July 9, 2004

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1

☐  issuer tender offer subject to Rule 13e-4

☒  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”) filed by Kontron AG, a German corporation (“Kontron AG”) and KAC Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of Kontron AG (“KAC Acquisition”), with the Securities and Exchange Commission dated June 15, 2004, as amended by Schedule TO Amendment No. 1 dated June 18, 2004 (“Amendment No. 1”) and Schedule TO Amendment No. 2 dated July 9, 2004. This Schedule TO relates to the offer by KAC Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., a Minnesota corporation (“Kontron Mobile”), at $0.55 per Share, net to the seller in cash, not held by Kontron

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AG, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2004, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3 (the “Offer to Purchase”), and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not defined herein shall have the meaning set forth in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented as set forth below.

We amend the section entitled “Questions and Answers About the Tender Offer – Why does Kontron AG Believe that the Offer is Fair to Kontron Mobile’s Shareholders?” which was added to page 3 of the Offer to Purchase by Amendment No. 2 to include KAC Acquisition. The amended question and answer shall read as follows:

Why do Kontron AG and KAC Acquisition Believe that the Offer is Fair to Kontron Mobile’s Shareholders?

Kontron AG and KAC Acquisition believe that the Offer and Merger are both procedurally and financially fair to the Kontron Mobile’s shareholders who are not affiliated with KAC Acquisition or Kontron AG for the following reasons, among others: (i) the $0.55 per share Offer price represents a 22% premium to the closing price of $0.45 on June 10, 2004; (ii) the Offer is conditioned upon Kontron AG and KAC Acquisition acquiring at least 90% of the voting securities of Kontron Mobile; (iii) the Offer is conditioned upon the tender of at least a majority of the outstanding Kontron Mobile shares, excluding shares beneficially owned by Kontron AG (the “Majority of the Minority Condition”); (iv) Kontron AG’s ownership of 65% of Kontron Mobile’s voting securities may have limited Kontron Mobile’s alternatives; (v) Kontron Mobile’s shareholders are capable of evaluating the Offer; (vi) Kontron Mobile’s shareholders who elect not to tender their shares are entitled to have the fair value of their Kontron Mobile shares judicially determined; (vii) the continued deterioration of Kontron Mobile’s business; (viii) Kontron AG was willing to sell its shares to an independent third party at $0.45 per share but the Special Committee and Stonehill did not present Kontron AG any offers to sell its shares at $0.45 per share; (ix) each Kontron Mobile shareholder can individually determine whether or not to tender his/her shares; and (x) after the Special Committee indicated that it believed the price of $0.45 per share was too low, Kontron AG and KAC Acquisition increased the Offer price to $0.55 per share.

ITEM 12. EXHIBITS

Item 12 of Schedule TO is hereby supplemented by including the following:

(a)(1)(x) Text of Press Release issued by Kontron AG on July 15, 2004.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KONTRON AG

By:	/s/ Hannes Niederhauser
Name:	Hannes Niederhauser
Title:	Chief Executive Officer

KAC ACQUISITION CORP.

By:	/s/ Charles Newcomb
Name:	Charles Newcomb
Title:	Secretary

Dated: July 15, 2004

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